Design Source, Inc.
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

February __, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-7010

Attn:  William H. Thompson, Accounting Branch Chief

Re:	Design Source, Inc. Form 10-K for Fiscal Year Ended March 31, 2009 Filed June 29, 2009 File No. 0-52089
Ladies and Gentlemen:

Design Source, Inc. (the “Company”) is in receipt of your February 12, 2010 letter (the “Letter”) to Peter A. Reichard containing comments to the captioned filing.  The Company has amended the captioned filing under cover of its Form 10-K/A to address such comments.  Set forth below are your comments, indicated in bold, together with responses thereto by the Company.

Form 10-K for Fiscal year Ended March 31, 2009

Item 9A. Controls and Procedures, page 8

1.
We note your disclosure regarding limitations on the effectiveness of your disclosure controls and procedures and your internal controls, and in particular the statement that a control system can provide only reasonable assurance that the objectives of the control system are met. As such, please clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusion of your principal executive and financial officer that your disclosure controls and procedures are effective at the “reasonable assurance” level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

Item 9A has been revised to clarify that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive and financial officer has concluded that the Company’s disclosure controls and procedures are effective at such “reasonable assurance” level.

U.S. Securities and Exchange Commission
February __, 2010

Financial Statements, Page F-1

2.
Please provide an auditor’s report on the cumulative data presented in your financial statements as required by Item 2.02 of Regulation S-K. An audit report is required on an annual basis as long as an entity is in the development stage and may be provided by your present accountant or predecessor accountant. If you provide a report from your predecessor accountant, the audit report of your present accountant should make reference to the predecessor auditor that audited a portion of the cumulative data. If it is impractical to obtain an audit of the cumulative data you may request a waiver of the audit requirement from the Office of the Chief Accountant of the Division of Corporation Finance. Your request should be addressed to Mr. Wayne Carnall, Chief Accountant, Division of Corporation Finance, U.S. Securities & Exchange Commission, 100 F Street, NE, Washington, DC 20549 and sent via email to DCAOLetters@SEC.gov.

The Company requests a waiver from the requirement to provide an audit report from its predecessor accountant on the grounds that it will be costly and difficult to obtain, if obtainable at all. The predecessor accountant, Williams & Webster PS has been succeeded by BehlerMick PS (“Behler”). Behler has advised us that they will require a minimum of $2,500 to provide such report, if at all, after conducting required reviews and obtaining required representations. This represents a significant cost to a shell company such as Design Source, Inc. with limited assets and operations. Further, the Company’s present accountants, Sherb & Co., LLP, have advised us that they will not issue an audit report that covers the cumulative data for periods prior to their retention. Accordingly, the Company respectfully requests that it be allowed to provide the cumulative data on an unaudited basis.

Exhibit 31.1/31.2

3.
Please revise the certifications to comply with Item 601(b)(31) of Regulation S-X. In particular, refer to the registrant rather than the smaller reporting company in paragraphs 3 and 4(d) and revise paragraph 4(d) to comply with the wording in Item 601(b)(31) of Regulation S-X.

The certifications have been revised as requested.

In responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission
February __, 2010

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Design Source, Inc.

By:  /s/ Peter A. Reichard
Name:  Peter A. Reichard
Title:  Chief Executive Officer